UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-34667

Seadrill Limited1

(Exact name of registrant as specified in its charter)

Par-la-Ville Place, 4th Floor

14 Par-la-Ville Road

Hamilton HM 08 Bermuda

Telephone: +1 (441) 295-9500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common stock, $2.00 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None

[1]	Effective July 2, 2018, Seadrill Limited (“Old Seadrill”) commenced dissolution proceedings in Bermuda in accordance with the Second Amended Joint Chapter 11 Plan (as Modified) of Reorganization of Old Seadrill and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code (the “Plan”), and New SDRL Limited issued certain of its shares to holders of existing shares of Old Seadrill, became the ultimate parent company of Old Seadrill’s subsidiaries and was renamed Seadrill Limited (“New Seadrill”) (collectively, the “Reorganization”). The Reorganization constitutes a succession for purposes of Rule 12g-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). This Form 15 relates solely to the reporting obligations of Old Seadrill under the Exchange Act, and does not affect the reporting obligations of New Seadrill, which is the successor to Old Seadrill under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, Seadrill Limited has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

SEADRILL LIMITED

Date: July 2, 2018	By:	/s/ Georgina Sousa
Name: Georgina Sousa Title: Secretary

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